Exhibit 99.2

KORNIT DIGITAL LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the Six Months Ended June 30, 2018

Comparison of Period to Period Results of Operations

	Six Months Ended June 30,
	2018	2017
	(in thousands)
Revenues
Products	$58,850	$50,406
Services	8,146	5,285
Total revenues	66,996	55,691
Cost of revenues
Products	25,323	24,075
Services	8,947	6,556
Total cost of revenues	34,179	30,631
Gross profit	32,817	25,060
Operating expenses:
Research and development	10,589	9,342
Sales and marketing	12,201	10,829
General and administrative	8,054	6,138
Restructuring expenses	266	93
Total operating expenses	31,110	26,402
Operating income (loss)	1,707	(1,342)
Financial income, net	828	93
Income (loss) before taxes on income	2,535	(1,249)
Taxes on income	196	273
Net income (loss)	$2,339	$(1,522)

	Six Months Ended June 30,
	2018	2017
	(as a % of revenues)
Revenues
Products	87.8%	90.5%
Services	12.2	9.5
Total revenues	100	100
Cost of revenues
Products	37.6	43.2
Services	13.4	11.8
Total cost of revenues	51.0	55.0
Gross profit	49.0	45.0
Operating expenses:
Research and development	15.8	16.8
Sales and marketing	18.2	19.4
General and administrative	12.0	11.0
Restructuring expenses	0.4	0.2
Total operating expenses	46.4	47.4
Operating income (loss)	2.5	(2.4)
Financial income, net	1.2	0.2
Income (loss) before taxes on income	3.8	(2.2)
Taxes on income	0.3	0.5
Net income (loss)	3.5%	(2.7)%

Geographic Breakdown of Revenues

The following table sets forth the geographic breakdown of revenues from sales to customers located in the regions indicated below for the periods indicated:

	Six Months Ended June 30,
	2018		2017
	$	%	$	%
	($ in thousands, except percentages)

U.S	$36,137	53.9%	$28,422	51.0%
EMEA	22,165	33.1	15,763	28.3
Asia Pacific	6,938	10.4	8,560	15.4
Other	1,756	2.6	2,946	5.3
Total revenues	$66,996	100%	$55,691	100%

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Comparison of the Six Months Ended June 30, 2018 and 2017

Revenues

Revenues increased by $11.3 million, or 20.3%, to $67 million in the six months ended June 30, 2018, which is net of $1.5 million fair value of the warrants associated with revenues recognized from Amazon, from $55.7 million in the six months ended June 30, 2017, which is net of $2.3 million fair value of the warrants associated with revenues recognized from Amazon. The growth in revenues resulted from a 18.8% increase in ink and other consumables revenues to $25.7 million in the six months ended June 30, 2018 from $21.6 million in the six months ended June 30, 2017, a 54.1% increase in service revenues to $8.1 million in the six months ended June 30, 2018 from $5.3 million in the six months ended June 30, 2017 and a 15.2% increase in systems revenues to $33.2 million in the six months ended June 30, 2018 from $28.8 million in the six months ended June 30, 2017. The $4.1 million increase in ink and other consumables revenues primarily due to an increase of installed base. The $4.4 million increase in systems revenues was attributable to the successful introduction of the Avalanche HD6 System. The increase in our services revenues was due primarily to an increase in sales of spare parts and service contracts to our installed base as well as an increase in system upgrades.

Cost of Revenues and Gross Profit

Cost of revenues increased by $3.5 million, or 11.6%, to $34.2 million in the six months ended June 30, 2018 from $30.6 million in the six months ended June 30, 2017. Gross profit increased by $7.8 million, or 31%, to $32.8 million in the six months ended June 30, 2018, as compared to $25.1 million in the six months ended June 30, 2017. Gross margin was 49.0% in the six months ended June 30, 2018 compared to 45.0% in the six months ended June 30, 2017. Gross margin increased as a result of the shift in mix of revenues in favor of high throughput systems. The increase was also related to an increase in services gross margin which resulted from an increase in sales of system upgrades and service contracts to our wider install base. Gross margin also increased by approximately 1% due to the decrease of the warrants impact associated with revenues recognized from Amazon.

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Operating Expenses

	Six Months Ended June 30,
	2018		2017		Change
	Amount	% of Revenues	Amount	% of Revenues	Amount	%
	($ in thousands)
Operating expenses:
Research and development	$10,589	15.8%	$9,342	16.8%	$1,247	13.3%
Sales and marketing	12,201	18.2	10,829	19.4	1,372	12.7
General and administrative	8,054	12.0	6,138	11.0	1,916	31.2
Restructuring expenses	266	0.4	93	0.2	173	186.0
Total operating expenses	$31.110	46.4%	$26,402	47.4%	$4,708	17.8%

Research and Development. Research and development expenses increased by 13.3% in the six months ended June 30, 2018 compared to the six months ended June 30, 2017. The increase was due primarily to an increase of $0.9 million in salaries and related personnel expenses and share based compensation due to the hiring of additional personnel in the six months ended June 30, 2018, an increase of $0.3 million in costs due to increased research and development activity. As a percentage of total revenues, our research and development expenses decreased during this period, from 16.8% in the six months ended June 30, 2017 to 15.8% in the six months ended June 30, 2018.

Sales and Marketing. Sales and marketing expenses increased 12.7% in the six months ended June 30, 2018 compared to the six months ended June 30, 2017. This increase was due primarily to an increase of $1.2 million in salaries and related personnel expenses and share based compensation expenses. As a percentage of total revenues, our sales and marketing expenses decreased during this period, from 19.4% in the six months ended June 30, 2017 to 18.2% in the six months ended June 30, 2018.

General and Administrative. General and administrative expenses increased by 31.2% in the six months ended June 30, 2018 compared to the six months ended June 30, 2017. This resulted primarily from an increase of $1.8 million in salaries and related personnel expenses and share based compensation, mainly due to the hiring of additional personnel and the transition in our CEO position and increase in travel expenses related to change of U.S offices. As a percentage of total revenues, our general and administrative expenses increased during this period, from 11% in the six months ended June 30, 2017 to 12% in the six months ended June 30, 2018.

Restructuring Expenses. During 2017, we determined to move our US headquarters from Milwaukee to New Jersey. As part of this transition, we entered into agreements with certain employees for early retirement or retention. We recorded an expense of $0.3 million in the six months ended June 30, 2018 related to those employee agreements.

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Financial income, net

Financial income, net, increased to $0.8 million in the six months ended June 30, 2018 from $0.1 million in the six months ended June 30, 2017. This increase was due primarily to a decreased expenses of $0.3 million reflecting the effect of exchange rates on our non-dollar denominated financial assets and an increase of $0.4 million from interest income on bank deposits and marketable securities.

Taxes on Income

Taxes on income decreased to $0.2 million in the six months ended June 30, 2018 from $0.3 million in the six months ended June 30, 2017.

Liquidity and Capital Resources

As of June 30, 2018, we had approximately $17.2 million in cash and cash equivalents, $7.5 million of short-term bank deposits and $78 million in marketable securities, totaling $102.7 million.

As of June 30, 2018, the Company had two lines of credit with Israeli banks for total borrowings of up to $3 million, all of which was undrawn as of June 30, 2018. These lines of credit are unsecured and available subject to the Company’s maintenance of a 30% ratio of total tangible shareholders’ equity to total tangible assets and that the total credit use will be less than 70% of the Company’s and its subsidiaries’ receivables. Interest rates across these credit lines varied from 0.2% to Prime (Israel Interbank Offered Rate) +0.7% (currant 2.3%) as of June 30, 2018.

Based on our current business plans, we believe that our cash flows from operating activities and our existing cash resources will be sufficient to fund our projected cash requirements for at least the next 12 months without drawing on our lines of credit or using cash on hand. Our future capital requirements will depend on many factors, including our rate of revenue growth, the timing and extent of spending to support product development efforts, the expansion of our sales and marketing activities, and the timing of introductions of new solutions and the continuing market acceptance of our solutions as well as other business development efforts.

The following table presents the major components of net cash flows for the periods presented:

	Six Months Ended June 30,
	2018	2017
	(in thousands)
Net cash provided by (used in) operating activities	$6,684	$(3,178)
Net cash used in investing activities	(8,224)	(29,027)
Net cash provided by financing activities	167	35,024

Net Cash Used in Operating Activities

Six Months Ended June 30, 2018

Net cash provided by operating activities in the six months ended June 30, 2018 was $6.7 million.

Net cash provided by operating activities consisted of an increase of approximately $10.1 million in trade receivables. Our days sales’ outstanding, or DSO, for the six months ended June 30, 2018 was 90 compared to 95 for the six months ended June 30, 2017 due primarily to an increase in sales to direct customers.

During the same period, we experienced a decrease of $9.0 million in inventory. This was due primarily to increasing demand of our products. Our trade payables decreased by $2.2 million.

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Six Months Ended June 30, 2017

Net cash used in operating activities in the six months ended June 30, 2017 was $3.2 million.

Net cash used in operating activities consisted of a decrease of approximately $2.9 million in trade receivables. Our days sales’ outstanding, or DSO, for the six months ended June 30, 2017 was 95 compared to 104 for the six months ended June 30, 2016 primarily due to an increase in the sales to direct customers.

During the same period, we experienced an increase of $8.6 million in inventory. This was primarily due to an increase of systems in order to meet anticipated customer demand for our solutions. Our trade payables decreased by $2.1 million.

Net Cash Used in Investing Activities

Six Months Ended June 30, 2018

Net cash used in investing activities was $8.2 million for the six months ended June 30, 2018, which was primarily attributable to our purchase of marketable securities of $6.1 million.

Six Months Ended June 30, 2017

Net cash used in investing activities was $29.0 million for the six months ended June 30, 2017, which was primarily attributable to our purchase of marketable securities of $70.6 million and our investment of $3.4 million in property and equipment, offset by proceeds from the sale and maturity of marketable securities of $45.1 million.

Net Cash Provided by Financing Activities

Six Months Ended June 30, 2018

Net cash provided by financing activities was $0.2 million for the six months ended June 30, 2018, which was primarily attributable to option exercises by employees that were offset by the payment for the contingent consideration.

Six Months Ended June 30, 2017

Net cash provided by financing activities was $35.0 million for the six months ended June 30, 2017, which was primarily attributable to a follow-on offering completed on January 31, 2017.

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Cautionary Statement Regarding Forward-Looking Statements

Certain information herein may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are those that predict or describe future events or trends and that do not relate solely to historical matters. You can generally identify forward-looking statements as statements containing the words “may,” “will,” “could,” “should,” “expect,” “anticipate,” “intend,” “estimate,” “believe,” “project,” “plan,” “assume” or other similar expressions, or negatives of those expressions, although not all forward-looking statements contain these identifying words.

These forward-looking statements may include, but are not limited to, statements regarding our future strategy, future operations, projected financial position, proposed products, estimated future revenues, projected costs, future prospects, the future of our industry and results that might be obtained by pursuing management’s current plans and objectives.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition and all statements (other than statements of historical facts) that address activities, events or developments that we expect, project, believe, anticipate, intend or project will or may occur in the future. The statements that we make regarding the following matters are forward-looking by their nature:

●	our expectations regarding the expansion of our servable addressable market;
●	our expectations regarding our future gross margins and operating expenses;
●	our expectations regarding our growth and overall profitability;
●	our expectations regarding the impacts of variability on our future revenues;
●	our expectations regarding drivers of our future growth, including anticipated sales growth, penetration of new markets, and expansion of our customer base;
●	our plans to continue our expansion into new product markets;
●	our plans to continue to invest in research and development to introduce new systems and improved solutions;
●	our expectations regarding the success of our new products and systems;
●	the impact of government laws and regulations;
●	our expectations regarding our anticipated cash requirements for the next 12 months;
●	our plans to expand our international operations;
●	our plans to file and procure additional patents relating to our intellectual property rights and the adequate protection of these rights;
●	our plans to pursue strategic acquisitions or invest in complementary companies, products or technologies; and
●	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks described in our Annual Report on Form 20-F for the year ended December 31, 2017, which is on file with the Securities and Exchange Commission (“SEC”), and the other risk factors discussed from time to time by our company in reports filed or furnished to the SEC.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur.

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